

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

February 25, 2010

Mr. Richard L. Travis, Jr.
 Chief Financial Officer
ENNIS, INC.
2441 Presidential Parkway
Midlothian, Texas 76065

> **Re:** **Ennis, Inc.**
> **Form 10-K for the year ended February 28, 2009**
> **File No. 1-05807**

Dear Mr. Travis:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief